Exhibit 3.1
AMENDMENTS TO THE BYLAWS OF ORIGEN FINANCIAL, INC.
Effective December 15, 2006
     1. Article II, Section 5 of the Bylaws is hereby deleted in its entirety and replaced with the following:
“Section 5. Quorum.
     At any meeting of the Board of Directors, 50% or more of the total number of the Whole Board shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof.”
     2. Article II, Section 7 of the Bylaws is hereby deleted in its entirety and replaced with the following:
“Section 7. Conduct of Business.
     At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein or required by law; provided, however, that the Board of Directors may not take any action at a meeting without the affirmative vote of at least three directors. Action may be taken by the Board of Directors without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.”